FOR IMMEDIATE RELEASE

                                                                   June 25, 2007
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                                              President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
(Executive Officer and
Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


                  Announcement with respect to Views and Policy
               Regarding Reduction of the Minimum Investment Unit


1.   Views Regarding Reduction of the Minimum Investment Unit

     Advantest Corporation (the "Company") recognizes that broadening its investor base as well as improving the liquidity of its shares in the stock market and promoting the long-term and stable retention of its shares by investors are important issues for its capital policies.

2.   Policy Regarding Reduction of the Minimum Investment Unit

     The Company believes that the reduction of the minimum investment unit is one of the effective measures to broaden its investor base, including the base of individual investors. Accordingly, the Company reduced the minimum investment unit from 1,000 shares to 100 shares in August 1995, and, in order to further expand its investor base, the Company conducted a two for one stock split of shares of its common stock on October 1, 2006, by taking into account the trend of its stock prices during recent years.

     The Company believes that the liquidity of its shares is presently sustained. The Company intends to continue to consider its plans to further reduce the minimum investment unit by taking into account its business results and stock price, among other factors, while carefully monitoring trends in the stock market.